Katherine P. Ellis
Senior Vice President and General Counsel
(713) 849-6451
(713) 849-8977 - Fax

December 18, 2008

Mail Stop 7010

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

Attention:	Terence O’Brien,

Accounting Branch Chief

Re:	NATCO Group Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed March 17, 2008

Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and

June 30, 2008

File No. 1-15603

Ladies and Gentlemen:

On behalf of NATCO Group Inc., we enclose a memorandum in response to the comments of the Securities and Exchange Commission in its letter of December 4, 2008. In submitting its response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Bradley P. Farnsworth, Senior Vice President and Chief Financial Officer (713-849-6457) or, in his absence, Katherine Ellis, Senior Vice President and General Counsel (713-849-6451).

Sincerely,

/s/ Katherine P. Ellis
Katherine P. Ellis
Senior Vice President and General Counsel

Enclosures

cc:	Tracey Houser, Staff Accountant

Division of Corporation Finance

US Securities & Exchange Commission

December 18, 2008

Jessica Kane

Division of Corporation Finance

Brigette Lippmann

Division of Corporation Finance

Eric Johnson

Locke Lord Bissell & Liddell LLP

Stephen Dabney

KPMG LLP

RE:	NATCO Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007 Filed March 17, 2008
Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and June 30, 2008
File No. 1-15603

December 18, 2008

Memorandum of NATCO Group Inc. in Response to Comments of

The Securities and Exchange Commission dated December 4, 2008

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Liquidity and Capital Resources, page 43

1.	We note your response and revised disclosures to comment 4 in our letter dated October 28, 2008. Specifically, we note that your revised disclosure primarily focuses on the change in accounts receivable and quantifying the factors that caused the change. To provide investors with an understanding about the collectability of total accounts receivable, it would appear that you should also disclose the components of total accounts receivable as of the most recent balance sheet date in future filings. For trade receivables, please disclose the total days sales outstanding for each period presented and explain why the total days has either increased or decreased. For example, you state days sales outstanding for billed receivables increased two days, but did not provide an explanation as to why. For costs in excess of billings, disclose how much of the total as of the most recent balance sheet date was subsequently billed to customers. If a material amount was not subsequently billed, include an explanation as to why. Finally, please either confirm that no material portion of the trade accounts receivable relates to claims and unapproved change orders, or provide the previously requested disclosure.

Response: In order to enhance our disclosure and in response to the Staff’s comment, in future filings, we will revise our analysis of working capital and cash flows provided by operating activities to include (i) further detail regarding components of total accounts receivable, (ii) total days sales outstanding of trade receivables for each period presented and an explanation of any material increase or decrease in same, (iii) the total costs in excess of billings as of the most recent balance sheet date that was subsequently billed to customers, (iv) an explanation as to why any material amounts of costs in excess of billings was not billed, if applicable, and (v) confirmation that no material portion of the trade accounts receivable relates to claims and unapproved change orders.

General – Notes to Consolidated Financial Statements, page 58

2.	We note your response to comment 6 in our letter dated October 28, 2008. Specifically, we note that you are assessing materiality for providing the disclosures required by SFAS 141 by using the significance tests in Rule 1-02(w) of Regulation S-X. These significance tests are not meant to determine whether disclosure in SFAS 141 is required, and it appears the disclosure is significant in these instances. As such, please provide the previously requested disclosures for each of these acquisitions in future filings.

Response: Our management has determined that the ConSepT acquisition is not material based on all reasonable measures for assessment including the following:

•

Our investment in Concept of $25.4 million (consisting of $10.3 million of common stock and $15.1 million of cash) equals 7.9% of the Company’s total assets of $322.4 million, as of December 31, 2006 (per the Company’s 2006 10-K, as adjusted); and

•

ConSepT’s profit before taxes on an annualized pro-forma basis, as of December 31, 2006, of $2.3 million equals 4.0% of the Company’s profit before taxes of $57.1 million for year ended December 31, 2006 (per the Company’s 2006 10-K, as adjusted).

In our future filings, we will make all disclosures as to the Linco acquisition in combination with the Connor Sales Company acquisition in accordance with SFAS 141 and the guidance the staff has provided.

(8) Accrued Expense, page 68

3.	We note your response to comment 13 in our letter dated October 28, 2008. Please confirm to us that you will provide investors with the same/similar explanation you provided to us regarding the decline in your warranty accrual as compared to increases in net sales and raw material costs either in your footnote disclosure or in critical accounting policies within MD&A.

Response: In our future filings, we will include disclosure regarding the changes in our warranty accrual as compared to changes in net sales and raw material costs either in financial statement footnotes or critical accounting policies within MD&A.

Schedule 14A Filed on March 26, 2008

Compensation Discussion and Analysis, page 18

Elements of Compensation, page 20

Annual Cash Incentive Bonus, page 20

4.	We note your response to comment 18 in our letter dated October 28, 2008 that many of the quantitative goals relating to target results would result in competitive harm. However, it is still unclear how the compensation committee uses these target amounts in awarding the cash incentive bonuses for each executive officer and under the Item 402(b)(1)(v) Regulation S-K disclosure requirements, a filer must disclose how it determined the amount and formula for each element of compensation. Your response that disclosing target information could cause competitive harm could apply to many registrants.

We also note your response that it would be misleading to quantify a goal because the company does not necessarily set goals within guidance levels or anticipated company performance. However, in your MD&A and CD&A disclosure, you should describe corporate growth strategies and it appears that the bonus targets can be disclosed in a manner that will not incorrectly signal the market about your goals and strategy because you can clearly explain what trends, events, and uncertainties are affecting the business currently and for the periods reported upon.

Please provide us your analysis that demonstrates that this disclosure could cause competitive harm based on your particular facts and circumstances and explain in greater detail how competitors may be able to determine details about the company’s product and service pricing or other confidential information based on the performance targets. Also explain how this would affect you differently than other companies who disclose performance targets.

Response: We believe disclosure of certain details regarding our business unit target metrics (representing 30% of the bonus opportunity of the named executives in 2007) would cause us competitive harm. The metrics reviewed by the GNC Committee in 2007 include detailed information regarding our sales targets for specific products and specific customers, regional strategies, new product commercialization, sales and pricing strategies, process improvements, proprietary operating methodologies and targets for hiring of skilled labor. The harm primarily results from providing non-public information to our competitors regarding our operational and core strategies in particular markets or with particular products. The level of detail would allow our competitors unfair advantage in the market place for our products and services.

Examples of the types of information that is included within our business unit metrics which we would not disclose due to the risk of competitive harm include:

•

Bookings targets and EBITDA targets for a specific customer under long term contracts. Providing these targets could effect our future negotiations with this particular customer relative to our long-term contracts.

•

Sales targets for a specific project, product or market or for a given business development employee. This particular information includes information related to our sales targets for a particular product with a limited number of competitors. If those competitors were aware of our targets and geographic focus in the marketplace, they could use this to gain competitive advantage in the market or in recruiting key employees.

•

Descriptions of plans and timelines for the delivery, commercialization and field testing of new products or inventions. The availability of this type of information to our competitors would allow them an unfair advantage in determining new product planning and marketing cycles.

•	Our core marketing and sales plans and strategies. This includes information regarding methods we use to generate sales and gain advantage in the marketplace.

•

Details regarding our pricing strategy for particular products in our business. We do not reveal or signal our pricing strategies to our competitors, as we are often in confidential, sealed bidding situations.

•

Details for our project delivery system. We have invested heavily in new resources and proprietary processes for delivering on-time, on-budget goods and services to our customers. This focus on quality and reliability provides us with a competitive advantage which differentiates us in the marketplace.

•

Specific plans for process improvements addressing areas of perceived operational weakness. There are several process improvement initiatives specific to our businesses. If revealed, this information would allow our competitors to plan against our weaknesses or educate them regarding our operations in a way that may impact some of the advantages we are hoping to gain by implementing these improvements.

•

Hiring targets for skilled labor. Skilled labor is typically in short supply in our industry. Our business unit targets include targets of specific goals for hiring and training of skilled labor. Because of the competitive nature of these labor markets, we would not want our competitors to be aware of our hiring strategies and goals.

From our review of publicly available information, many of our competitors do not conduct as detailed or specific an analysis in setting bonus targets and metrics by segment or business unit or disclose similar information.

Please also be aware that these metrics, as applied by the GNC Committee, are not weighted in any pre-determined formula or manner. Thus, the failure to achieve any one specific goal may impact the entire award or have no impact on the final award, as weight is allocated on a discretionary basis by the GNC Committee. Further, the GNC Committee may also consider any other range of achievements or areas of concern to reach its final determination, even if they were not part of the original stated objectives. In general, we believe the targets sets by our GNC Committee in these areas are difficult to achieve. Therefore, other than identifying these targets generally and indicating that we believe the targets to be challenging to achieve, we do not believe disclosure of these details would provide investors a material benefit to understanding our final bonus amounts.

In future filings, in addition to the information we supplied in our previous letter, we will provide disclosure of segment and business unit objectives and targets in a general manner, removing any references that would contain information that could cause competitive harm of the types described above. We also will include disclosure of the bonus amount for each of the named executive officers to the extent such amount has been determined at the time of filing our proxy.

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